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                            November 13, 2023

       Derek Aberle
       Chief Executive Director
       Prospector Capital Corp.
       1250 Prospect Street, Suite 200
       La Jolla, California 92037

                                                        Re: Prospector Capital
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response Letters
dated October 10, 2023 and November 3, 2023
                                                            File No. 001-39854

       Dear Derek Aberle:

            We have reviewed your October 10, 2023 and November 3, 2023 responses to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5,
       2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 8 Warrants, page F-16

   1. The analysis in your supplemental response letter dated November 3, 2023 addresses the impact of the
shareholder redemptions on the Private Warrants. Tell us what consideration was given to the impact
on the accounting for the Public Warrants since the date of the
                                                        Class A share
redemptions, and whether you believe a similar change in accounting is required when restating
your financial statements.

   2. To assist in our review of your supplemental response dated November 3, 2023, provide a copy of the Letter
Agreement dated June 30, 2021 between the Company and Prospector
                                                        Sponsor LLC and a
summary of the key terms of this Letter Agreement, such as the duration of the
agreement, whether the agreement remains effective given the extension to
 Derek Aberle
Prospector Capital Corp.
November 13, 2023
Page 2
         complete a business combination to December 31, 2023, clarify the date the agreement was entered into and any other relevant key terms.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameDerek Aberle                              Sincerely,
Comapany NameProspector Capital Corp.
                                                            Division of
Corporation Finance
November 13, 2023 Page 2                                    Office of Energy &
Transportation
FirstName LastName